UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar Investments of a Management Investment Company in the Custody of Members of National Securities Exchanges

OMB APPROVAL	
OMB Number:	3235-0359
Expires:	June 30, 2009
Estimated average burden hours per response. 2.00	

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811- 21720

Date examination completed: 7/22/08

2. State identification Number:

AL N/A	AK 60059073	AZ 47998	AR 60019962	CA N/A	CO IC2006-29-973
CT 1045411	DE	DC	FL	GA SC48897	HI
ID 61893	IL 60017858	IN N/A	IA 1-66759	KS	KY
LA	ME	MD SM20071922	MA N/A	MI N/A	MN 47863.5
MS	MO 2007-01521	MT 60788	NE 69339	NV N/A	NH
NJ MF-5494	NM 26620	NY S31-97-59	NC N/A	ND	OH
OK IC2155415	OR 2007-1242	PA 2005-07-040MF	RI	SC	SD
TN N/A	TX C84213	UT	VT	VA N/A	WA 60045884
WV MF59735	WI	WY 24269	PUERTO RICO		
Other (specify):					

3. Exact name of investment company as specified in registration statement:

Northern Lights Fund Trust Pacific Financial Tactical Fund

4. Address of principal executive office (number, street, city, state, zip code):

450 Wireless Blvd. Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1

OMB APPROVAL	
OMB Number:	3235-0359
Expires:	June 30, 2009
Estimated average burden hours per response.	2.00

Certificate of Accounting of Securities and Similar Investments of a Management Investment Company in the Custody of Members of National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811- 21720

Date examination completed: 7/22/08

2. State identification Number:

AL N/A	AK 60059070	AZ 47995	AR 60019965	CA N/A	CO IC2006-29-93
CT 1045408	DE	DC	FL	GA SC48897	HI
ID 61890	IL 60017858	IN N/A	IA 1-66756	KS	KY
LA	ME	MD SM20071925	MA N/A	MI N/A	MN 47863.5
MS	MO 2007-01522	MT 60785	NE 69333	NV N/A	NH
NJ MF-5494	NM 26624	NY S31-97-56	NC N/A	ND	OH
OK IC2155414	OR 2007-1244	PA 2005-07-040MF	RI	SC	SD
TN N/A	TX C84210	UT	VT	VA N/A	WA 60045886
WV MF 59739	WI	WY 24269	PUERTO RICO		

Other (specify):

3. Exact name of investment company as specified in registration statement:

Northern Lights Funds Trust Pacific Financial Explorer Fund

4. Address of principal executive office (number, street, city, state, zip code):

4150 Wireless Blvd., Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1

OMB APPROVAL	
OMB Number:	3235-0359
Expires:	June 30, 2009
Estimated average burden hours per response. 2.00	

Certificate of Accounting of Securities and Similar Investments of a Management Investment Company in the Custody of Members of National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811- 21720

Date examination completed: 7/22/08

2. State identification Number:

AL N/A	AK 60059072	AZ 47997	AR 60019963	CA N/A	CO IC2006-29-93
CT 1045410	DE	DC	FL	GA SC48897	HI
ID 61892	IL 60017858	IN N/A	IA 1-66758	KS	KY
LA	ME	MD SM20071923	MA N/A	MI N/A	MN 478635
MS	MO 2007-0151A	MT 60787	NE 69337	NV N/A	NH
NJ MF-5494	NM 26622	NY S31-97-58	NC N/A	ND	OH
OK IC2155413	OR 2007-1245	PA 2005-07-040	RI	SC	SD
TN N/A	TX C84212	UT	VT	VA N/A	WA 60045888
WV MF59737	WI	WY 24269	PUERTO RICO		
Other (specify):					

3. Exact name of investment company as specified in registration statement:

Northern Lights Fund Trust Pacific Financial Strategic Conservative Fund

4. Address of principal executive office (number, street, city, state, zip code):

450 Wireless Blvd, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Pacific Financial Explorer Fund, Pacific Financial Strategic Conservative Fund, and Pacific Financial Tactical Fund (the "Funds"), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 as of April 30, 2008 and for the period from July 2, 2007 through April 30, 2008

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2008 and from July 2, 2007 through April 30, 2008 with respect to securities reflected in the investment account of the Funds.

Pacific Financial Explorer Fund
Pacific Financial Strategic Conservative Fund
Pacific Financial Tactical Fund

By:

Andrew Rogers, President

Kevin Wolf, Treasurer

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*
www.cohenfund.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Northern Lights Fund Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Pacific Financial Explorer Fund, Pacific Financial Strategic Conservative Fund, and Pacific Financial Tactical Fund (the "Funds"), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of April 30, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2008, and with respect to agreement of security purchases and sales, for the period from July 2, 2007 through April 30, 2008.

- Confirmation of all securities held by the Funds' custodian, which is a member of a national securities exchange, in book entry form.
- Reviewed reconciliations of all such securities to the books and records of the Funds and the Custodian.
- Agreement of two security purchases and two security sales during the period July 2, 2007 through April 30, 2008 from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2008, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.
Westlake, Ohio
July 22, 2008